Exhibit 3.4

CERTIFICATE OF RETIREMENT AND PROHIBITION OF

REISSUANCE OF CLASS B COMMON STOCK

OF

US LEC CORP.

(Pursuant to Section 243 of the General Corporation Law

of the State of Delaware)

US LEC Corp., a Delaware corporation (the “corporation”), hereby certifies that:

1. The name of the corporation is US LEC Corp.

2. The corporation has retired 2,000,000 shares of its Class B Common Stock. Pursuant to a duly adopted resolution of the board of directors, the corporation is prohibited from reissuing these shares.

3. The Certificate of Incorporation prohibits the reissuance of Class B Common Stock thereby reducing the total number of authorized shares.

Signed on the 9th day of April 2002.

US LEC Corp.

By:	/s/ Michael K. Robinson

Name:	Michael K. Robinson
Title:	Executive Vice President and Chief Financial Officer